# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sphere Entertainment Co, CIK 0001795250
CUSIP: 55826T102
Title of class of securities: Common Stock SH CL A
Address of issuer's principal executive offices: Two Penn Plaza, New York, New York (NY), 10121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000936753-20-000085
Filed by CIK 0000936753

## Reporting persons
- Ariel Investments, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,345,811; shared voting power 0; sole dispositive power 7,100,237; shared dispositive power 0; aggregate amount beneficially owned 7,100,237 (24.4% of the class)

## Item 1. Issuer
Name of issuer: Sphere Entertainment Co
Address of issuer's principal executive offices: Two Penn Plaza, New York, US-NY, 10121, US

## Item 2. Person Filing
Name of person filing: Ariel Investments, LLC
Address of principal business office or, if none, residence: 200 E. Randolph Street, Suite 2900, Chicago, 60601, United States
Citizenship: DELAWARE LIMITED LIABILITY COMPANY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7,100,237
Percent of class: 24.4
Sole power to vote or to direct the vote: 6,345,811
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,100,237
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ariel Investments, LLC's adviser clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all securities reported upon this Schedule. Ariel Fund, a series of Ariel Investment Trust, an open-end management investment company, owns 2,876,586 shares of the Issuer which represents an economic interest in more than 5% of the subject securities reported upon this Schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ariel Investments, LLC: James Prescott, Vice President, Compliance (08/13/2025)